

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

October 7, 2009

Mr. William B. Plummer
Chief Financial Officer, United Rentals, Inc.
Five Greenwich Office Park
Greenwich, CT 06831

Re: **United Rentals, Inc.**
                United Rentals (North America), Inc.
                Form 10-K for the year ended December 31, 2008
                Definitive Proxy Statement, April 30, 2009
                Form 10-Q for the quarter ended March 31, 2009
                File Nos. 1-14387 and 1-13663

Dear Mr. Plummer:

We have reviewed your response to our letter dated September 3, 2009 and have the following comments. We ask that you respond within ten business days.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Critical Accounting Policies
General

1. We note from your response to our prior comment two that, each quarter, you conduct an impairment review of rental assets that have both time and dollar utilization below a specified threshold. It appears that an impairment charge related to these assets could have a significant impact on your results in a given period. If you have determined that the estimated fair value of these assets is not substantially in excess of their carrying value, please provide the following disclosures in future filings:
    - The percentage by which fair value exceeds carrying value as of the most recent impairment test.
    - A discussion of the uncertainties associated with each key assumption.
    - A discussion of any other potential events and/or circumstances that could have a negative effect on estimated fair value.

Alternatively, if you have determined that the estimated fair values of these assets substantially exceed their carrying values, please disclose this determination. Please provide us with your proposed future disclosures.

Evaluation of Goodwill Impairment

2. We have read your response to comment four. In order for us to more fully understand how you determined it was appropriate to aggregate your districts, please provide us with the following information:

- A more specific and comprehensive discussion regarding how you determined that your districts face similar competitive operating risks given the range of gross margins that exist.
- A detailed schedule of each district's gross margins for each fiscal year presented as well as interim information for fiscal 2009 if available, with an explanation of how you have considered the similarities and differences in these measures.
- A more specific and comprehensive discussion regarding how you determined that aggregating districts and testing for goodwill impairment at the regional level is consistent with EITF D-101 and paragraph B102 of FAS 142. In this regard, please discuss what consideration you gave to reviews of the operating results of your districts that are conducted by segment management.

3. We have read your response to our previous comment five and appreciate the additional disclosures you have provided. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying value and goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results, please provide the following disclosures for each reporting unit in your next periodic filing:

- The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
- The amount of goodwill allocated to the reporting unit.
- A discussion of any uncertainties associated with the key assumptions.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed carrying values for all of your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance. Please provide us with your proposed future disclosures.

Note 4. Segment Information

4. We have read your response to our previous comment seven. Please provide us with the following information:

- A more specific and comprehensive discussion regarding how you determined that aggregating geographic regions is consistent with the management approach of SFAS 131. In this regard, please discuss how you considered the fact that your CODM conducts budget and performance reviews at the regional level.
- A more specific and comprehensive discussion regarding how you determined that your regions face similar competitive operating risks given the range of gross margins that exist.
- A detailed schedule of each region's gross margin for each quarter in the past two fiscal years as well as the most recent interim periods with an explanation of how you have considered the similarities and differences in these measures.
- Tell us how the geographic location of the regions impacts their operating results by addressing the impact of differences in local economies.
- Please provide to us your most recent organizational chart. In this respect, please address how each region is managed.
- We note the reports you have provided to us. Please tell us what level of detail is provided to the Board of Directors.

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding this comment, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Tricia Armelin, Senior Staff Accountant, at (202) 551-3747, or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief